UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number
333-167130

CUSIP Number

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For period ended: March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the transition period ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Flywheel Advanced Technology, Inc.

Full Name of Registrant

123 West Nye Lane, Suite 455

Address of Principal Executive Office (Street and Number)

Carson City, NV 89706

City, State, and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for quarter ended March 31, 2024 (the “Report”) by the prescribed date of May 15, 2024, without unreasonable effort or expense for the reasons set forth below:

On May 3, 2024, the Securities and Exchange Commission (the “SEC”) issued an order reporting that it had settled administrative and cease-and-desist proceedings against the Company’s former auditor, BF Borgers CPA PC (“BF Borgers”) and its sole audit partner, Benjamin F. Borgers CPA, permanently barring BF Borgers and Mr. Borgers from appearing or practicing before the SEC as an accountant (the “Order”).

As previously reported in the Company’s Current Report on Form 8-K filed with the SEC on May 6, 2024, the Company dismissed BF Borgers as its auditor, effective May 6, 2024.

Accordingly, the Company requires additional time to complete its financial statements for the quarter ended March 31, 2024, and to confirm the impact of BF Borgers and Mr. Borger’s conduct as described in the Order on the Company’s financial statements for such quarter and for prior periods.

The Company is working diligently to engage a new independent registered public accounting firm to complete the Form 10-Q as soon as possible, and to take other appropriate steps in light of BF Borgers and Mr. Borger’s conduct as described in the Order.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Tang Siu Fung	(852)	6686-0563
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

2

Flywheel Advanced Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2024	By:	/s/Tang Siu Fung
Tsang Siu Fung
Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)

3